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                                 EXHIBIT 99.5

FOR IMMEDIATE RELEASE                                           David Van Houten
                                                                  (310) 314-3024

          TRIMARK HOLDINGS, INC. ANNOUNCES RESIGNATION OF JAMES KEEGAN

Santa Monica, CA...August 17, 1998--Trimark Holdings, Inc. (NASDAQ/NNM) Monday announced the resignation of its Executive Vice President, Chief Financial Officer, James Keegan.

     Company Chairman and Chief Executive Officer Mark Amin noted: "We will all miss Jim, especially me, as Jim is a friend as well as an outstanding executive. We have worked together for nine years, and his contributions to Trimark are immeasurable. But he was offered a tremendous opportunity at another company which he felt he could not refuse. We wish Jim only the best in his future endeavors."

     Keegan began is career as Chief Financial Officer at Trimark in April 1989. He was promoted to Senior Vice President in 1992 and to Executive Vice President in 1997.

     Trimark is presently interviewing candidates and will announce the appointment of its new Chief Financial Officer in the next few weeks.

     Trimark Holdings is a broad-based entertainment company that acquires, produces and distributes motion pictures domestically and internationally under the Trimark Pictures banner; licenses to the broadcast industry under the Trimark Television moniker; and distributes to the domestic home-video market under the Trimark Home Video label.